UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[x] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2004

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to ______________

Commission file number 333-86936

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MERCEDES-BENZ USA, LLC
EMPLOYEE RETIREMENT SAVINGS PLAN
ONE MERCEDES DRIVE
MONTVALE, NJ 07645

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DAIMLERCHRYSLER AG
EPPLESTRASSE 225
70567 STUTTGART
GERMANY

REQUIRED INFORMATION

Mercedes-Benz USA, LLC Employee Retirement Savings Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA.

The following financial statements, schedules and exhibits are filed as a part of this Annual Report on Form 11-K.

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Mercedes-Benz USA, LLC Employee Retirement Savings Plan Committee, which is the Plan Administrator of the Mercedes-Benz USA, LLC Employee Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Mercedes-Benz USA, LLC
Employee Retirement Savings Plan

By: ______________________

Date: June 24, 2005

Tracey L. Matura, Vice-President and Member of the Mercedes-Benz USA, LLC Employee Retirement Savings Plan Committee

J.H. COHN LLP
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Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants
Mercedes-Benz USA, LLC
Employee Retirement Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of Mercedes-Benz USA, LLC Employee Retirement Savings Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Mercedes-Benz USA, LLC Employee Retirement Savings Plan as of December 31, 2004 and 2003, and the changes in its net assets available for plan benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J. H. Cohn LLP

Roseland, New Jersey
June 3, 2005

MERCEDES-BENZ USA, LLC
EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2004 AND 2003

ASSETS	**2004**	2003
Investments at fair value:		
Frank Russell Trust Company Commingled		
Employee Benefit Funds:		
Equity I Fund	**$ 70,809,297**	$ 63,768,103
Global Balanced Fund	**48,776,636**	45,232,519
Fixed Income I Fund	**26,061,583**	24,574,984
Money Market Fund	**13,137,546**	13,929,733
Small Cap Fund	**7,279,108**	4,174,473
Value Fund	**5,917,630**	3,098,041
Growth Fund	**4,856,284**	3,968,313
International Fund	**4,472,501**	1,537,602
Russell 1000 Index Fund	**4,038,846**	2,867,571
DaimlerChrysler Stock Fund	**1,259,919**	906,883
Participants' loans receivable	**2,775,589**	2,467,386
Total investments	**189,384,939**	166,525,608
Receivables:		
Contributions:		
Employee	**55,738**	
Employer	**31,416**	
Investment income	**24,862**	13,924
Securities sold	**8,109**	95,533
Total receivables	**120,125**	109,457
Total assets	**189,505,064**	166,635,065
LIABILITIES		
Payable for securities purchased	**8,118**	61,533
Net assets available for plan benefits	**$189,496,946**	$166,573,532

See Accompanying Notes to Financial Statements.

MERCEDES-BENZ USA, LLC
EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 2004

Investment income:	
Net appreciation in fair value of investments	$ 16,704,198
Interest	199,057
Interest on participant loans	149,729
Dividends	31,498
Total investment income	17,084,482
Contributions:	
Employee	10,164,762
Employer	6,115,280
Total	16,280,042
Total additions	33,364,524
Distributions to participants	10,441,110
Net increase for the year	22,923,414
Net assets available for plan benefits, beginning of year	166,573,532
Net assets available for plan benefits, end of year	$189,496,946

See Accompanying Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

Note 1 - General description of the plan:

The following brief description of the Mercedes-Benz USA, LLC Employee Retirement Savings Plan (the Plan) is provided for purposes of general information only. Participants should refer to the Plan document for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is a participant-directed defined contribution plan covering all nonunion employees, as defined, with Mercedes-Benz USA, LLC and its subsidiary and affiliated companies (the Company), which elect to participate in the Plan. Employees may participate in the Plan as of their date of hire. Mercedes-Benz USA, LLC is a wholly-owned subsidiary of DaimlerChrysler North America Holding Corporation and, ultimately, a wholly-owned subsidiary of DaimlerChrysler AG.

Participants may contribute up to 10% of their gross earnings, as defined, not in excess of $205,000. Contributions of up to 8% of gross earnings may be either before-tax or after-tax dollars. Any contributions above 8% must be made in after-tax dollars. Such contributions are limited to the maximum amount permitted for Federal income tax purposes. The employees are always 100% vested with respect to their own contributions.

Participating employees age 50 and above may elect to make "Catch Up" pre-tax contributions to the Plan above the Plan's 8% pre-tax maximum. The maximum additional Catch Up contribution during the 2004 Plan year was $3,000. Catch Up contributions are not matched by the Company.

The Company matches 75% of employees' contributions up to a maximum of 8% of gross earnings. The Company contributions, which begin after one year of service, together with the earnings or losses on these contributions, will be available to the employees at withdrawal time only to the extent they are vested. All Company contributions will become fully vested in the event of a participant's death, early retirement at age 55, total and permanent disability, or the attainment of age 65 (normal retirement date). Otherwise, Company contributions for each year will vest at the rate of 20% per year of service for the first five years of service. After an employee has attained five years of service, all current and future contributions are immediately vested. Forfeiture of non-vested participants' Company contributions reduces the Company contribution in the year of forfeiture. Forfeitures were $130,818 and $113,901 for 2004 and 2003, respectively.

Note 1 - General description of the plan (concluded):

Once reaching the age of 59-1/2, a participant can withdraw all before-tax contributions including earnings for any reason. A partial or total withdrawal (including vested Company contributions) of a participant's after-tax contributions may be made on any valuation date or as soon as administratively feasible thereafter. If participants choose to make a total withdrawal, their participation in the Plan is suspended for two years. In addition, participants may withdraw before-tax contributions in the event of a financial hardship in the amount equal to their immediate financial need. Hardship withdrawals will be processed as soon as administratively feasible following approval by the Savings Plan Committee and in most cases the withdrawal will be subject to Federal income taxes.

Employees may elect to have their contributions and the applicable matching Company contributions invested in the Equity I Fund, Global Balanced Fund, Fixed Income I Fund, Money Market Fund, Small Cap Fund, Growth Fund, Russell 1000 Index Fund, Value Fund, International Fund and the DaimlerChrysler Stock Fund (collectively, the Trust Fund), or a combination of the ten funds. Income of each fund is reinvested in that fund.

The Company anticipates and believes that the Plan will continue without interruption, but reserves the right to continue or amend the Plan, revise the rate of Company contributions or terminate the Plan at any time. If terminated, the assets of the Plan will be distributed to the participants and beneficiaries in the order and manner prescribed in ERISA. The Trust Fund is administered by an independent trustee, Frank Russell Trust Company, under an agreement with the Company.

The Plan is administered by the Savings Plan Committee appointed by the Company's Board of Directors.

Note 2 - Summary of significant accounting policies:

Basis of accounting:

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Note 2 - Summary of significant accounting policies (continued):

Investment valuation and income recognition:

Investments in securities and commingled employee benefit funds are valued at the fair market value on the last business day of the year based on quoted market rates from national stock exchanges. Participant loans receivable are valued at cost, which approximates fair value. With respect to pooled funds, the Plan shares in the gains or losses according to the percent of the Plan's assets to the total assets of the fund. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Loans:

Participants may borrow from their individual participant accounts up to a maximum of the lesser of $50,000 or 50% of the market value of their vested balance. The interest rate used in calculating repayments is the prime rate plus one percentage point and rates range from 5.00% to 10.5% as of December 31, 2004. The interest rate is fixed at the time of loan origination and remains unchanged for the life of the loan. The interest paid by the participant is credited to the participant's retirement savings account. The loans have maturities of one to five years or up to fifteen years for the purchase of a principal residence. Loan repayments for principal and interest are made ratably as individual payroll deductions during each regularly scheduled pay period. Loan transactions are treated as a transfer to (from) the respective fund from (to) the participants' loans receivable fund. The loans are secured by the balance in the participant's account.

Distributions:

Distributions to Plan participants are recorded when paid. The benefit distribution to which a participant is entitled is that benefit which can be provided from the participant's vested account balance.

Expenses of the plan:

All expenses incurred in the administration of the Plan and the trust are charged to and paid by the Company.

Concentration of risks and uncertainties:

The assets of the Plan are primarily financial instruments which are monetary in nature and concentrated in investment securities. As a result, interest rates have a more significant impact on the Plan's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the Consumer Price Index. Investments in funds are subject to risk conditions of the individual investment or fund objectives, stock market fluctuations, interest rates, economic conditions and world affairs. Due to uncertainties inherent in the estimations and assumptions process, it is at least reasonably possible that changes in these estimates and assumptions in the near term would be material to the financial statements.

Note 2 - Summary of significant accounting policies (concluded):

Financial instruments:

The fair value of the receivable for investment income and securities sold and the payable for securities purchased approximated the carrying values at December 31, 2004 and 2003 due to the short maturities of the instruments.

Note 3 - Tax status of the plan:

The Plan has received a favorable determination letter from the Internal Revenue Service dated August 26, 2003, which stated the Plan and the related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC) and are tax exempt. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

Note 4 - Investments:

The following table presents all investments that represented 5% or more of the Plan's net assets:

	December 31,	
	2004	2003
Frank Russell Trust Company Commingled Employee Benefit Funds:		
Equity I Fund	**$70,809,297**	$63,768,103
Global Balanced Fund	**48,776,636**	45,232,519
Fixed Income I Fund	**26,061,583**	24,574,984
Money Market Fund	**13,137,546**	13,929,733

During 2004, the Plan recorded interest income of $348,786, which includes interest on participant loans of $149,729. During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Frank Russell Trust Company Commingled Employee Benefit Funds:	
Equity I Fund	$ 7,802,280
Global Balanced Fund	4,699,958
Fixed Income I Fund	1,231,226
Small Cap Fund	861,618
Value Fund	693,658
International Fund	549,542
Russell 1000 Index Fund	402,535
Growth Fund	385,320
DaimlerChrysler Stock Fund	78,061
Total	$16,704,198

MERCEDES-BENZ USA, LLC
EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 5 - Plan termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participants would become 100% vested in their accounts.

Note 6 - Related party transactions:

The Plan's investments are in securities and shares of commingled employee benefit funds managed by Frank Russell Trust Company, the trustee, as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions.

MERCEDES-BENZ USA, LLC
EMPLOYEE RETIREMENT SAVINGS PLAN

E.I. #22-2375138
PLAN #002

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES -
SCHEDULE H, LINE 4i
DECEMBER 31, 2004

Identity of Issue, Borrowers, Lessor or Similar Party	Number of Units	Current Value
Frank Russell Trust Company Commingled Employee Benefit Funds*:		
Equity I Fund	1,860,954	$ 70,809,297
Global Balanced Fund	1,425,384	48,776,636
Fixed Income I Fund	1,058,553	26,061,583
Money Market Fund	13,137,546	13,137,546
Small Cap Fund	270,599	7,279,108
Value Fund	392,416	5,917,630
Growth Fund	154,560	4,856,284
International Fund	132,049	4,472,501
Russell 1000 Index Fund	92,211	4,038,846
DaimlerChrysler Stock Fund*	26,221	1,259,919
Participants' loans - 285 loans outstanding maturing through 2019 at rates ranging from 5.00% to 10.50%		2,775,589
Total investments		$189,384,939

* Party-in-interest as defined by ERISA.

See Report of Independent Registered Public Accounting Firm.

MERCEDES-BENZ USA, LLC
EMPLOYEE RETIREMENT SAVINGS PLAN
INDEX TO EXHIBITS REQUIRED BY ITEM 601, REGULATION S-K

Exhibit No.	Description	Page of Sequentially Numbered Pages
23.1	Consent of Independent Registered Public Accounting Firm	14
32.1	Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	15

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-86936 of DaimlerChrysler AG on Form S-8 of our report dated June 3, 2005, appearing in this Annual Report on Form 11-K of Mercedes-Benz, USA, LLC Employee Retirement Savings Plan for the year ended December 31, 2004.

J. H. Cohn LLP

Roseland, New Jersey
June 24, 2005

Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of the Mercedes-Benz USA, LLC Employee Retirement Savings Plan (the "Plan") on Form 11-K for the year ended December 31, 2004, as filed with the Securities and Exchange Commission on June 24, 2005 (the "Report"), I, Tracey L. Matura of Mercedes-Benz USA, LLC, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge:

1) the Report fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934; and

2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

June 24, 2005

[signature]

AD2

Tracey L. Matura, Vice-President and Member of the Mercedes-Benz USA, LLC Employee Retirement Savings Plan Committee